EXHIBIT 99.20

Central Gold–Trust

Tuesday August 9, 2005

Central Gold-Trust (symbol: TSX - GTU.UN (Cdn.$) and GTU.U (U.S.$)) today released selected financial information in U.S. $ covering results of operations for the six months ended June 30, 2005.

CENTRAL GOLD–TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	June 30, 2005	December 31, 2004

Net assets:
Gold at market	$ 53,722,650	53,833,266
Interest-bearing cash deposits	1,764,350	2,013,699
Prepaid expenses & other	11,135	1,436

	55,498,135	55,848,401
Accrued liabilities	(47,906)	(89,940)

Net assets representing Unitholders' equity	$ 55,450,229	55,758,461

Represented by:
Capital: 3,277,500 (2004: 3,277,500)
units issued and outstanding	$ 48,200,337	48,200,337
Retained earnings (inclusive of unrealized
appreciation (depreciation) of investments)	7,249,892	7,558,124

	$ 55,450,229	55,758,461

Net asset value per Unit	$ 16.92	17.01

Net asset value per Unit
expressed in Canadian dollars	$ 20.74	20.48

Exchange rate: US $1.00=Cdn.	$ 1.2256	1.2036

The change in net assets as reported in U.S. dollars, is primarily a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $308,232 or 0.6% during the six months to a total of $55,450,229. The decrease in net assets was attributable to operating costs, the lower price of gold at June 30, 2005 and reduced interest-bearing cash deposits.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD–TRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Six months ended June 30		Three months ended June 30
	2006	2005	2006	2005

Income (Loss):
Interest	$ 20,311	10,359	$ 10,701	4,376
Unrealized appreciation (depreciation) of
investments	(127,725)	(1,827,066)	1,167,731	(2,459,637)

	$ (107,414)	(1,816,707)	$ 1,178,432	(2,455,261)

Expenses:
Administration fees	$ 87,469	57,641	$ 43,730	28,310
Professional fees	39,188	45,986	23,885	34,304
Safekeeping, insurance
& bank charges	25,181	16,537	12,684	8,132
Unitholder information	22,363	24,403	7,792	9,159
Trustee fees and expenses	17,615	19,735	6,229	8,485
Registrar and transfer agent fees	8,279	8,156	5,303	4,938
Miscellaneous	139	229	139	219
Foreign currency exchange (gain)loss	584	(775)	(26)	(793)

Total operating expenses	200,818	171,912	99,736	92,754

Net income (loss)
(inclusive of unrealized
appreciation (depreciation) of
investments)	$ (308,232)	(1,988,619)	$ 1,078,696	(2,548,015)

Net income (loss) per unit:
(inclusive of unrealized
appreciation (depreciation)
of investments)	$ (0.09)	(0.86)	$ 0.33	(1.11)

Net Income for the three months ended June 30, 2005 amounted to $1,078,696 ($0.33) per unit) compared to a loss of $2,548,015 ($1.11 per unit) for the same period in 2004 after deducting operating costs of $99,736 (2004: $92,754). The net gain for the period is a result of an increase in the value of investments which although not distributable, is included in income as required by CICA Accounting Guideline 18.

The net loss for six months ended June 30, 2005 amounted to $308,232 ($0.09 per unit) compared to $1,988,619 ($0.86 per unit) for the same period in 2004 after deducting operating costs of $200,818 (2004: $171,912). The net loss for the six months is due to operating costs and unrealized depreciation of investments. The depreciation of investments is included in the income statement as required by CICA Accounting Guideline 18.

Operating expenses as a percentage of the average of the month-end net assets were 0.37% for the six months ended compared to 0.48% for the same six-month period in 2004. For the twelve months ended June 30, 2005, the operating expense rate was 0.58% compared to 0.91% for the same twelve-month period in 2004.

Central Gold-Trust operates as a self-governing limited purpose trust which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At June 30, 2005, the units of Central Gold-Trust were 96.9% invested in unencumbered, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO; Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).